SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO SHAREHOLDERS

DISTRIBUTION OF DIVIDENDS

Braskem S.A. (“Braskem” or “Company”) (Ticker B3: BRKM3, BRKM5 and BRKM6) informs its shareholders and the market that, pursuant to the resolution taken at the Company's Annual and Extraordinary General Meeting held on April 19, 2022 (“OEGM 2022”), was approved:

(i)	the distribution of dividends of one billion, three hundred and fifty million reais[1] (BRL 1,350,000,000.00) (“Dividends”), of which seven hundred and sixty-six million, one hundred and eighty-seven thousand, five hundred and ninety-three reais and thirteen cents (BRL 766,187,593.13), corresponding to one real, sixty-nine cents and fraction (BRL 1.696348838321) per common share, and five hundred and eighty-three million, eight hundred and twelve thousand, four hundred and six reais and eighty-seven cents (BRL 583,812,406.87) corresponding to one real, sixty-nine cents and fraction (BRL 1.696348838321) per class "A" preferred share, and that,

(ii)	added to the six billion reais (BRL 6,000,000,000.00) of dividends paid in advance (against the net income account calculated between January 1, 2021 and September 30, 2021), as approved by the Company's Board of Directors on December 2, 2021, already paid on December 20, 2021, of which three billion, four hundred and five million, one hundred and fifty-two thousand, five reais and twenty cents (BRL 3,405,152,005.20), corresponding to seven reais and fifty-three cents and fraction (BRL $7.539048791898) per common share, two billion, five hundred and ninety-four million, fifty-forty-four thousand, eight hundred and thirty-nine reais and thirty-four cents (R$2,594,544,839.34), corresponding to seven reais and fifty-three cents and fraction (BRL 7.539048791898) per class "A" preferred share, and three hundred and three thousand, one hundred and fifty-five reais and forty-six cents (BRL 303,155.46), corresponding to BRL 0.606032140100 (sixty cents and fraction ) per class “B” preferred share.

It totaled seven billion, three hundred and fifty million reais (R$ 7,350,000,000.00), corresponding to 77.5% of the adjusted net income for the year, in compliance with the provisions of art. 46, §3 of the Company's Bylaws.

1 According to item 'c' of art. 9 of the Company's Bylaws, class “B” preferred shares do not participate in profits remaining after they receive a non-cumulative minimum dividend of 6% of their unit value.

The payment of the Dividends in item (i) will be done as of May 2, 2022, and will be made by the depositary institution of the shares, Itaú Corretora de Valores S.A., without withholding income tax at source, in accordance with current legislation, and without remuneration or inflation adjustment. The common and preferred shares issued by the Company in Brazil will be traded “ex-dividends” as from April 20, 2022.

Shareholders, whose registration information does not include a CPF/CNPJ number nor the indication of a bank, branch, and current account, shall arrange its regularization in one of the specialized branches of Banco Itaú.

Additional information can be obtained from Shareholder Exclusive Services Center - Itaú Depositary - by telephone at (+55 11) 3003-9285 in state capitals and metropolitan areas and at 0800 720 9285 in other locations, or at a bank's branches that provides shareholder assistance.

The payment of dividends to holders of American Depositary Receipts (ADRs) will be made by the Bank of New York Mellon, the depositary bank for Company’s ADRs. Information related to the US registration date, payment date or other additional information will be available at www.adrbnymellon.com.

The Company's Investor Relations Department is at your disposal for any clarifications that may be necessary.

Camaçari/BA, April 19, 2022.

Pedro van Langendonck Teixeira De Freitas

Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.